AB&T FINANCIAL CORPORATION

292 West Main Avenue

Gastonia, North Carolina 28052

November 25, 2011

VIA EDGAR, FACSIMILE, AND U.S. MAIL

Ms. Sharon M. Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4470

Washington, DC 20549

Re:

AB&T Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 16, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 15, 2011

File No. 053249

Dear Ms. Blume:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 1, 2011, regarding the above-referenced filings of AB&T Financial Corporation, Gastonia, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For convenience, we have reproduced the comments contained in your letter dated November 1, 2011, below and included our responses following each comment. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the filings noted above. Because the Company has no material operations and conducts no business on its own other than owning its subsidiary, the discussion contained in this letter concerns primarily the business of the Company’s wholly owned subsidiary, Alliance Bank & Trust Company. For ease of reading and because the financial statements are presented on a consolidated basis, the Company and Alliance Bank & Trust Company are collectively referred to herein as the “Company,” “we,” “our,” or “us,” unless otherwise noted.

United States Securities and Exchange Commission

November 25, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 4. Loan Receivable, page 35

1.	Please tell us and revise future filings to address the following related to your restructured loans:

•	Disclose how you measure impairment on your restructured loans;

Response:	In the determination of the allowance for loan losses, all TDRs are reviewed to ensure that one of the three proper valuation methods (fair market value of the collateral, present value of cash flows, or observable market price) is adhered to.

•	Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

Response:	Restructured loans must perform for six months prior to being returned to accrual status.

•

Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented; and

Response:	There were no loans modified during the twelve months ended December 31, 2010 not classified as troubled debt restructurings.

There were no loans modified during the three months ended September 30, 2011 classified as troubled debt restructurings. The Bank only modifies loans that are considered troubled debt restructurings, as no such loans were modified during the three months ended September 30, 2011. Restructured loans must perform for six months prior to being returned to accrual status.

During the nine months ended September 30, 2011, we modified two loans that were considered to be troubled debt restructurings. We shortened the terms for both of these loans and the interest rate was lowered for one of these loans.

United States Securities and Exchange Commission

November 25, 2011

•

Tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

Response:	As a result of adopting the amendments in ASU 2011-02, the Bank reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The Bank identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Bank identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired. At the end of the first interim period of adoption (September 30, 2011), the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $9,964,635, and the allowance for loan losses associated with those loans, on the basis of a current evaluation of loss was $218,663. During the third quarter, the Bank charged $468,997 to the allowance relating to impairment charges on restructured loans.

Form 10-Q for the Period Ended June 30, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 6. Fair Value Measurements, page 9

2.	We note all of your available-for-sale investments measured at fair value are classified as Level II assets. Please tell us and revise future filings to disclose how you determine the fair value of these investments. At a minimum disclose:

•

Whether you use a pricing service and if so, the procedures you performed to validate the valuations you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified these assets in the fair value hierarchy; and

•	If you do not use a pricing service, revise to disclose the assumptions and methodologies that you use.

United States Securities and Exchange Commission

November 25, 2011

Response:	Our available for sale investments are valued using a pricing service through our bond record keeper, which we have verified with a third party.

3.	Please tell us and revise future filings to disclose how often you obtain updated appraisals for impaired loans and OREO and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Response:	Appraisals are updated annually, and adjusted downward for estimated selling costs.

Note 9. Loan Portfolio Acquisition, page 18

4.	We note you recorded a discount on purchased loans of $1,002,136 acquired in the loan “swap” transaction. Please tell us and disclose in future filings, the reason for the discount and the accounting treatment you applied to the purchased loans.

Response:	On March 25, 2011, the Company completed a loan “swap” transaction accounted for as a transfer of financial assets, which included the purchase of a pool of residential mortgage home equity loans with a par value of $27,095,572 (an estimated fair value of $26,093,437). The residential mortgage home equity loan portfolio (portfolio) was purchased from a private equity firm in exchange for a combination of $4,058,458 in carrying value of certain non-performing loans and cash of $20,328,049. The non-performing loans were transferred without recourse and were carried at fair value prior to the exchange, in accordance with accounting standards. The Company will amortize approximately $850,000 in loan purchase adjustment (as a result of the fair value measurement) as a yield adjustment over the expected life of the loans. As a result of the transaction, the Company recorded a discount on the purchased loans of $1,002,136 and was able to recover $1,046,479 in recorded loan loss reserves.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risk Elements in Loan Portfolio, page 21

5.	Please tell us in detail and revise future filings to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

United States Securities and Exchange Commission

November 25, 2011

Response:	Criticized loans are loans that have potential weaknesses that deserve close attention and which could, if uncorrected, result in deterioration of the prospects for repayment of the Company’s credit position at a future date. Classified loans are loans that are inadequately protected by the sound worth and paying capacity of the borrower or any collateral and as to which there is a distinct possibility or probability that we will sustain a loss if the deficiencies are not corrected. At September 30, 2011 and December 31, 2010, the Company had criticized loans totaling $12,542,720 and $8,671,253, respectively. At September 30, 2011 and December 31, 2010, the Company had classified loans totaling $24,950,396 and $21,517,718, respectively. At September 30, 2011, the Company had $13,256,016 or 8.02% of total gross loans in nonaccrual status and $1,736,408 in loans that were 90 days or more past due and still accruing. Based upon the increase in impaired loans in the portfolio from December 31, 2010 to September 30, 2011 the Bank increased the provision for loan losses to $1,689,858 for the nine months ended September 30, 2011. This is an increase over the same period last year of $1,148,131 or 211.94%. In the same period, the Bank charged $2,207,168 of specific reserves in the allowance related to impairment charges on impaired loans. In addition, loans with specific reserves of approximately $1,040,000 were sold at par during the first quarter, In the determination of the allowance for loan losses, all significant (typically greater than $100,000) criticized and classified loans are reviewed for impairment to ensure that one of the three proper valuation methods (fair market value of the collateral, present value of cash flows, or observable market price) is adhered to.

6.	We note the significant increase in impaired loans from December 31, 2010 to June 30, 2011, especially in impaired loans with no allowance. Please tell us and revise future filings to provide an analysis of this trend and to specifically explain the reasons so many of the impaired loans did not require a specific allocation of the allowance for loan losses.

Response:

The provision for loan losses is the charge to operating earnings that in management’s judgment is necessary to maintain the allowance for loan losses at an adequate level in relation to the risk of future losses inherent in the loan portfolio. For the three month periods ended September 30, 2011 and 2010 the provision was $1,451,998 and $105,199 respectively. For the nine month periods ended September 30, 2011 and 2010 the provision was $1,689,858 and $541,727 respectively. On September 30, 2011, there were $13,256,016 in loans in nonaccrual status. On September 30, 2010, there were $9,374,955 in loans in nonaccrual status. Based on present information, management believes the allowance for loan losses is adequate at September 30, 2011 to meet presently known and inherent risks in the loan portfolio. The allowance for loan

United States Securities and Exchange Commission

November 25, 2011

losses was 2.09% and 1.83% of total loans at September 30, 2011 and 2010, respectively. The increase in the allowance from prior year (as a percentage of total loans) is a result of the increase in nonaccrual and classified loans over prior year. Collateral appraisals are updated annually on all impaired loans greater than $250,000 to determine that appropriate specific reserve allocations are maintained. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. The Company maintains an allowance for loan losses based on, among other things, historical experience, including management’s experience at other institutions, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Management’s judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which it believes to be reasonable, but which may not prove to be accurate. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease in the Company’s net income and, possibly, a reduction of its capital.

In connection with the above responses, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (704) 867-5828 if you have questions or concerns.

Respectfully yours,

/s/ Roger A. Mobley

Roger A. Mobley
Executive Vice President and Chief Financial Officer

cc:	Elliott Davis, PLLC

Gaeta & Eveson, P.A.

United States Securities and Exchange Commission

November 25, 2011